June 16, 2025

Seth Lederman
Chief Executive Officer
Tonix Pharmaceuticals Holding Corp.
26 Main Street, Suite 101
Chatham, NJ 07928

       Re: Tonix Pharmaceuticals Holding Corp.
           Registration Statement on Form S-3
           Filed June 12, 2025
           File No. 333-287965
Dear Seth Lederman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven M. Skolnick, Esq.